UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

CHANGE IN MANAGEMENT

On May 5, 2023, Mr. Huaxin Wen, the Chief Financial Officer, Capital Market of Bitdeer Technologies Group (the “Company”), resigned from his position with the Company, effective on May 15, 2023. Mr. Wen is resigning to pursue other interests and his decision to resign was not as a result of any disagreements with the Company on any matter. The board of the Company thanks Mr. Wen for his services and wishes him well in his new endeavors.

Mr. Wen will continue to serve as the Company’s Chief Financial Officer, Capital Market until the effective date of his resignation. Meanwhile, Mr. Jianchun Liu, the Chief Financial Officer, Business Operations of the Company, stays in his position with the Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Linghui Kong
Name:	Linghui Kong
Title:	Chief Executive Officer

Date: May 9, 2023